CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2021 and 2020

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s /Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 23, 2022

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Fortuna Silver Mines Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Silver Mines Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated March 23, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee. All rights reserved.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of the mineral properties and exploration and evaluation assets acquired as part of the Roxgold Inc. acquisition

As discussed in Note 6 to the consolidated financial statements, on July 2, 2021, the Company acquired 100% of the issued and outstanding shares of Roxgold Inc. (Roxgold) with an acquisition date fair value of $655,295 thousand. The transaction was accounted for as a business combination. In allocating the purchase consideration to the acquired assets and liabilities, $810,000 thousand was allocated to mineral properties and exploration and evaluation assets. To determine the fair value of mineral properties and exploration and evaluation assets, the Company used a discounted cash flow model.

We identified the evaluation of the fair value of mineral properties and exploration and evaluation assets acquired in the Roxgold acquisition as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty associated with the key inputs to the discounted cash flow model, which included the estimated quantities of mineral reserves and mineral resources and the life of mine plans, long-term gold prices, expected future production costs and capital expenditures, and discount rates. Changes in any of these assumptions could have had a significant effect on the determination of the fair value of the mineral properties and exploration and evaluation assets acquired.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s valuation of the mineral properties and exploration and evaluation assets acquired and the determination of the forecasted cash flow assumptions. We evaluated the competence, capabilities, and objectivity of the Company’s personnel who determined the mineral reserves and mineral resources and the life of mine plans. We compared the amount of mineral reserves and mineral resources in the discounted cash flow model to the life of mine plan and to the mineral reserve and mineral resource estimates. We compared expected future production costs and capital expenditures in the discounted cash flow model to the life of mine plan and to historical expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (a) assessing the long-term gold prices by comparing to third party data; and (b) evaluating the discount rates used by comparing them to independently calculated ranges of discount rates using internal and external independent sources.

Recoverable amount of the Lindero cash-generating unit

As discussed in Note 10 to the consolidated financial statements, the carrying value of the Company’s mineral properties, plant and equipment is $1,712,354 thousand as at December 31, 2021, which includes the carrying amount of the Lindero cash-generating unit (CGU). As discussed in Note 5(b)(ii) to the consolidated financial statements, the Company determined there were indicators of impairment associated with the Lindero CGU. As discussed in note 3(i) to the consolidated financial statements, when an indicator of impairment exists, the Company is required to determine the recoverable amount of the CGU to determine whether an impairment should be recognized. To determine the recoverable amount of the CGU, the Company used a discounted cash flow model. Based on the outcome of the impairment testing performed, the Company determined that there was no impairment of the Lindero CGU as of December 31, 2021.

We identified the assessment of the recoverable amount of the Lindero CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included the estimated quantities of mineral reserves and mineral resources and the life of mine plan, long-term gold prices, expected future production costs and capital expenditures, and the discount rate. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Lindero CGU. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the mineral reserves and mineral resources and the life of mine plan. We compared the amount of mineral reserves and mineral resources in the discounted cash flow model to the life of mine plan and to the mineral reserve and mineral resource estimates. We compared the Company’s historical estimates of mineral reserves and resources, life of mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared expected future production costs and capital expenditures in the discounted cash flow model to the life of mine plan and to historical expenditures. We involved valuations professionals with specialized skills and knowledge, who assisted in (a) assessing the long-term gold prices by comparing to third party data; and (b) evaluating the discount rate used by comparing it to an independently calculated range of discount rates using internal and external independent sources.

Inferred resources used in the Caylloma and San Jose life of mine plans

As discussed in Note 10 to the consolidated financial statements, the carrying value of the Company’s mineral properties, plant and equipment is $1,712,354 thousand as at December 31, 2021. These amounts include the carrying amounts of the Caylloma and San Jose mines. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method and in impairment tests. The Company’s estimates of the life of its mines includes the portion of inferred resources expected to be extracted economically. The decision to use inferred resources, and the portion of inferred resources to be included in the life of mine, varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated resources that the Company has historically achieved.

We identified the determination of the portion of inferred resources included in the life of mine plans for the Caylloma and San Jose mines as a critical audit matter. A high degree of auditor judgment was required to evaluate the significant assumptions that were developed by the Company’s personnel to determine the portion of inferred resources included in the life of mine plans. Significant assumptions include the accessibility of resources from existing mining infrastructure and the determination of the percentage of available inferred resources expected to be converted to measured and indicated resources in future periods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the estimation of the portion of inferred resources included in the life of mine plans for the Caylloma and San Jose mines. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the portion of available inferred resources to be included in the Caylloma and San Jose life of mine plans, including the accessibility of resources from existing mining infrastructure. We evaluated the ability of the Company to estimate the portion of inferred resources included in the life of mine plans by comparing historical estimates of inferred resources to the actual conversion of inferred resources to measured and indicated resources.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 23, 2022

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Fortuna Silver Mines Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Silver Mines Inc.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 23, 2022 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Roxgold Inc. during 2021, and, except for controls over purchase price adjustments related to the acquisition, management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, Roxgold Inc.’s internal control over financial reporting associated with 50% of total assets (inclusive of the purchase price adjustments) and 17% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Roxgold Inc.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which appears under the heading Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee. All rights reserved.

on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 23, 2022

Fortuna Silver Mines Inc.

Consolidated Income Statements

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2021	2020
Sales	21	$599,853	$278,966
Cost of sales	22	394,376	168,745
Mine operating income		205,477	110,221

General and administration	23	45,360	35,086
Exploration and evaluation		1,012	1,196
Foreign exchange loss		6,092	12,197
Other expenses	24	16,134	4,504
		68,598	52,983

Operating income		136,879	57,238

Investment gains		-	3,306
Interest and finance costs, net	25	(12,863)	(1,413)
Gain on derivatives		(2,751)	(176)
Roxgold transaction costs	6	(14,085)	-
		(29,699)	1,717

Income before income taxes		107,180	58,955

Income taxes
Current income tax expense	26	51,651	38,818
Deferred income tax recovery	26	(3,870)	(1,416)
		47,781	37,402
Net income for the year		$59,399	$21,553

Net income attributable to:
Fortuna shareholders		$57,877	$21,553
Non-controlling interest	31	1,522	-
		$59,399	$21,553

Earnings per share	20
Basic		$0.24	$0.12
Diluted		$0.23	$0.12

Weighted average number of common shares outstanding (000's)
Basic		237,998	174,993
Diluted		249,443	186,073

The accompanying notes are an integral part of these financial statements.

Page | 1

Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2021	2020
Net income for the year		$59,399	$21,553

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(272)	(382)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of $179 tax		(4,022)	-
Changes in fair value of hedging instruments, net of $nil tax		1,006	(204)
Total other comprehensive loss for the year		(3,288)	(586)
Comprehensive income for the year		$56,111	$20,967

Comprehensive income attributable to:
Fortuna shareholders		54,589	20,967
Non-controlling interest	31	1,522	-
		$56,111	$20,967

The accompanying notes are an integral part of these financial statements.

Page | 2

Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at	Note	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$107,097	$131,898
Trade and other receivables	7	76,487	76,555
Inventories	8	85,819	35,274
Other current assets	9	11,679	4,340
		281,082	248,067
NON-CURRENT ASSETS
Restricted cash		2,056	-
Mineral properties and property, plant and equipment	10	1,712,354	791,127
Other assets	11	26,430	16,144
Total assets		$2,021,922	$1,055,338

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	12	$133,805	$65,275
Income taxes payable		20,563	23,808
Current portion of lease obligations	14	10,523	6,978
Current portion of closure and reclamation provisions	17	1,882	380
		166,773	96,441
NON-CURRENT LIABILITIES
Debt	15	157,489	158,616
Deferred tax liabilities	26	191,668	19,499
Closure and reclamation provisions	17	54,230	39,970
Lease obligations	14	18,882	12,519
Other liabilities	16	3,310	2,523
Total liabilities		592,352	329,568

SHAREHOLDERS' EQUITY
Share capital	19	1,079,746	492,306
Reserves		28,785	24,724
Retained earnings		266,617	208,740
Equity attributable to Fortuna shareholders		1,375,148	725,770
Equity attributable to non-controlling interest	31	54,422	-
Total equity		1,429,570	725,770

Total liabilities and shareholders' equity		$2,021,922	$1,055,338

Contingencies and Capital Commitments (Note 32); Subsequent Events (Note 33)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

Page | 3

Fortuna Silver Mines Inc.

Consolidated Statements of Cash Flows

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2021	2020

Operating activities:
Net income for the year		$59,399	$21,553
Items not involving cash
Depletion and depreciation		122,272	45,408
Accretion expense		3,799	751
Income taxes		47,781	37,401
Interest expense, net		8,469	662
Loss on extinguishment of debt facility	15	595	-
Share based payments (recovery) expense, net of cash settlements		(3,079)	12,284
Write-off of inventories		7,035	(5)
Unrealized foreign exchange loss		4,304	14,656
Investment gains		-	(3,306)
Unrealized loss on derivatives		1,260	178
Other		3,360	1,680
Closure and reclamation payments		(354)	(341)
Changes in working capital	30	(39,314)	(9,118)
Cash provided by operating activities		215,526	121,803
Income taxes paid		(62,677)	(28,186)
Interest paid		(7,420)	(547)
Interest received		1,708	315
Net cash provided by operating activities		147,138	93,385

Investing activities:
Cash consideration for acquistion of Roxgold	6	(25,333)	-
Cash acquired through acquisition of Roxgold	6	65,622	-
Promissory note receivable	6	(35,296)	-
Additions to mineral properties, plant and equipment		(152,289)	(93,033)
Purchases of investments		-	(17,844)
Proceeds from sale of investments		14	10,575
Proceeds from sale of assets		12	72
Recoveries of (additions to) Lindero construction VAT		28,771	(13,419)
Cash used in investing activities		(118,499)	(113,649)

Financing activities:
Transaction costs on credit facility	15(a)	(3,036)	-
Proceeds from credit facility	15(a)	-	65,000
Repayment of credit facility	15(a)	(32,288)	(55,000)
Proceeds from issuance of common shares		313	70,011
Share issuance costs		-	(3,358)
Payments of lease obligations		(11,928)	(7,747)
Dividend payment to non-controlling interest		(4,483)	-
Cash (used in) provided by financing activities		(51,422)	68,906
Effect of exchange rate changes on cash and cash equivalents		(2,018)	(148)
(Decrease) increase in cash and cash equivalents during the year		(24,801)	48,494
Cash and cash equivalents, beginning of the year		131,898	83,404
Cash and cash equivalents, end of the year		$107,097	$131,898

Cash and cash equivalents consist of:
Cash		$64,096	$52,130
Cash equivalents		43,001	79,768
Cash and cash equivalents, end of the year		$107,097	$131,898
Supplemental cash flow information (Note 30)

The accompanying notes are an integral part of these financial statements

Page | 4

Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2021		184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770
Total comprehensive income for the year
Net income for the year		-	-	-	-	-	-	-	57,877	1,522	59,399
Other comprehensive loss for the year		-	-	-	1,006	(272)	-	(4,022)	-	-	(3,288)
Total comprehensive income for the year		-	-	-	1,006	(272)	-	(4,022)	57,877	1,522	56,111

Transactions with owners of the Company
Acquisition of Roxgold	6	106,106,224	582,523	7,332	-	-	-	-	-	52,900	642,755
Exercise of stock options		68,927	389	(136)	-	-	-	-	-	-	253
Shares issued on vesting of share units		1,146,452	4,468	(4,468)	-	-	-	-	-	-	-
Convertible debenture conversion		12,000	60	-	-	-	-	-	-	-	60
Share-based payments	18	-	-	4,621	-	-	-	-	-	-	4,621
		107,333,603	587,440	7,349	-	-	-	-	-	52,900	647,689

Balance at December 31, 2021		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570

Balance at January 1, 2020		160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$-	$635,426
Total comprehensive income for the year
Net income for the year		-	-	-	-	-	-	-	21,553	-	21,553
Other comprehensive loss for the year		-	-	-	(204)	(382)	-	-	-	-	(586)
Total comprehensive income for the year		-	-	-	(204)	(382)	-	-	21,553	-	656,393

Transactions with owners of the Company
Issuance of common shares		23,000,000	69,000	-	-	-	-	-	-	-	69,000
Share issuance costs		-	(3,358)	-	-	-	-	-	-	-	(3,358)
Exercise of stock options		211,626	1,438	(427)	-	-	-	-	-	-	1,011
Shares issued on vesting of share units		692,548	3,081	(3,081)	-	-	-	-	-	-	-
Share-based payments	18	-	-	2,724	-	-	-	-	-	-	2,724
		23,904,174	70,161	(784)	-	-	-	-	-	-	69,377

Balance at Decemer 31, 2020		184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770

The accompanying notes are an integral part of these financial statements.

Page | 5

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

On July 2, 2021, the Company acquired all of the issued and outstanding common shares of Roxgold Inc. (“Roxgold”) (see Note 6). Through the completion of the acquisition, the Company acquired the Yaramoko mine and the Séguéla advanced exploration project.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 UNCERTAINTIES

In March 2020, the World Health Organization declared COVID-19 as a pandemic. In response to the pandemic, Governments implemented measures to curb the spread of COVID-19. Government mandated measures in Argentina, Mexico, and Peru included among others, the closure of international borders, the temporary suspension of all non-essential business, including mining and the declaration of mandatory quarantine periods. These measures resulted in the temporary suspension of operations at our operations in Argentina, Mexico and Peru, which impacted our production and costs in 2020.

During 2021, there were no Government mandated suspensions of operations at any of our operations in Latin America.  However, operations in Latin America were affected by waves of COVID-19 during the year, which resulted in reduced workforces and quarantine periods for those affected. The pandemic continued to cause difficulties and hardship in the communities where we operate. The Company has, however, been able to continue operations in West Africa largely unaffected since the outbreak of COVID-19.

Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

Page | 6

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements (“financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2021.

Certain comparative figures have been reclassified to conform to the presentation adopted for the year ended December 31, 2021.

On March 23, 2022, the Company's Board of Directors approved these financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 28) at the end of each reporting period.

4.   SIGNIFICANT ACCOUNTING POLICES

The Company has consistently applied the following accounting policies to all periods presented in these financial statements.

(a)    Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At December 31, 2021, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Mine
Roxgold SANU S.A. (“Sanu”)	Burkina Faso	90%	Yaramoko Mine
Roxgold SANGO S.A. (“Sango”)	Côte d’Ivoire	90%	Séguéla Exploration Project

(b)    Business Combination

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is allocated to the identifiable assets acquired and liabilities assumed based on the acquisition-date fair value. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations. The results of businesses acquired during the period are included in the financial statements from the date of acquisition. Acquisition-related costs are expensed as incurred. Provisional fair values are finalized within 12 months of the acquisition date. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

(c)    Non-Controlling Interests

Non-controlling interest represents equity interests in subsidiaries owned by outside parties. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and other comprehensive income is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.

The Company recognises transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company’s ownership interest in subsidiaries that do not result in loss of control are accounted for as equity transactions.

(d)    Consolidation, Functional and Presentation Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates. The functional currency of subsidiaries acquired in the year are identified in the table below.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Name of Subsidiary	Place of Incorporation	Beneficial Common Share Ownership Interest	Principal Activity	Functional Currency
Roxgold SANU S.A.	Burkina Faso	90%	Mining	USD
Roxgold SANGO S.A.	Côte d’Ivoire	90%	Exploration	USD
Roxgold Burkina Faso S.A.R.L.	Burkina Faso	100%	Exploration	USD
Roxgold Exploration S.A.R.L.	Burkina Faso	100%	Exploration	USD
Roxgold Boussoura S.A.R.L.	Burkina Faso	100%	Exploration	USD
FR Mining Limited	British Virgin Islands	100%	Holding	USD
FR Gold Limited	British Virgin Islands	100%	Holding	USD
Roxgold CI Limited	Cayman Islands	100%	Holding	USD
Roxgold Boussoura	Cayman Islands	100%	Holding	USD
Roxgold Inc.	Canada	100%	Holding	CAD
FR Gold Mining Inc.	Canada	100%	Holding	CAD
Fortuna Silver Mines Australia Pty Ltd.	Australia	100%	Corporate	AUD
LGL Exploration Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF
LGL Resources Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF

Assets and liabilities of the subsidiaries that have a functional currency other than the US dollars are translated into US dollars at the exchange rate in effect on the consolidated statements of financial position date and revenues and expenses are translated at the average rate over the reporting period. Gains and losses from these translations are recognized in other comprehensive income.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(e)    Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Short-term investments consist of term deposits with original maturities in excess of three months but less than twelve months. Cash, cash equivalents and short-term investments are designated as amortized cost.

(f)    Inventories

Inventories include mineral concentrates, doré, leach pad, gold in-circuit, stockpiled ore, materials and supplies, and are valued at the lower of average production cost and estimated net realizable value. Production costs allocated to metal inventories include direct mining costs, direct labor and material costs, mine site overhead, depletion and amortization. Stockpiled ore that is not expected to be processed within the next twelve months is classified as non-current. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition.

In the heap leaching process, ore is stacked on the leach pad and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is based on cost of mining, crushing and leaching, including applicable depletion and amortization, and is removed as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold in the leach pad are calculated based on

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the estimated grade of ore placed on the leach pad (based on assay data), and an estimated recovery percentage (based on estimated recovery assumptions from metallurgical testing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over a period of time. The final recovery of gold from leach pad will not be known until the leaching process is concluded at the end of the mine life.

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(g)    Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

●	the property has mineral reserves as referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and
●	when legal, permitting and social matters have been resolved sufficiently to allow mining of the ore body.

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

(h)    Mineral Properties, and Property, Plant and Equipment

i.    Mineral Properties and Development Costs

For operating mines, all mineral property expenditures are capitalized and amortized based on a unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

production includes proven and probable reserves and for the San Jose, Caylloma and Yaramoko mines the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which for San Jose, Caylloma and Yaramoko include a portion of inferred resources, and therefore differ from the life-of-mine plans we publish as part of our NI 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that we have historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose, Caylloma and Yaramoko we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose, Caylloma and Yaramoko are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, we use statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25% at 90 percent confidence globally, we classify it as an inferred resource. This is equivalent to stating that we have 95 percent confidence that greater than 75% of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

As part of our process to include inferred resources into our life-of-mine production plans, we apply an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs, and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources that we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2021 and 2020 life-of-mine plans were 90% at San Jose, 80% at Caylloma and 100% at Yaramoko.

The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2021 life-of-mine evaluation for each operation as of December 31, 2020, was San Jose 35% (2020: 35%), Caylloma 31% (2020: 52%), and Yaramoko 11%.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Revisions to these estimates are accounted for in the period in which the change in the estimate arises.

ii.    Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Processing plant	Units of production	Declining balance
Machinery and equipment (1)	3-12 years	Straight line
Furniture and other equipment (1)	2-12 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1)	The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

The sales proceeds and associated production costs incurred during commissioning of qualifying assets under capital works in progress are recognized in profit or loss.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

iii.   Stripping cost

Pre-production stripping costs are generally capitalized and amortized over the production life of the mine using the unit-of-production method.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met:

●	improved access to the ore body is probable;
●	the component of the ore body can be accurately identified; and
●	the costs relating to the stripping activity associated with the component can be reliably measured.

If these criteria are not met, the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(i)    Asset Impairment

At the end of each reporting period, the Company assesses for impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used, the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(j)    Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”), are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are capable of operating in the manner intended by management.

The capitalization of borrowing costs incurred commences on the date when the following three conditions are met:

●	expenditures for the qualifying asset are being incurred;
●	borrowing costs are being incurred; and,
●	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are substantially complete are expensed.

Transaction costs, including legal, upfront commitment fees and other costs of issuance, associated with debt are recorded against the debt and are amortized over the term of the credit facility using the effective interest rate method.

All other borrowing costs are expensed in the period in which they are incurred.

(k)    Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

●	The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,
●	the sale of the non-current asset is highly probable. For the sale to be highly probable:
o	the appropriate level of management must be committed to a plan to sell the asset;
o	an active program to locate a buyer and complete the plan must have been initiated;
o	the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
o	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
o	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated and are recorded at the lower of their carrying amount and fair value less costs to sell.

(l)    Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (“temporary differences”). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability is settled.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

●	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
●	goodwill; and
●	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)   Provisions

i.    Closure and Reclamation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer a future benefit related to the costs and as such, the amounts are expensed. Revisions in estimates or new disturbances result in an adjustment to the CRP with an offsetting adjustment to the asset, unless there is no future benefit, in which case they are expensed.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

ii.   Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.  Other Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material the provision is discounted using an appropriate current market based pre-tax discount rate.

(n)    Common Share Capital

Shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a deduction from the proceeds.

(o)    Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

Share-based payment expenses relating to cash-settled awards, including deferred and restricted share units are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for any changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i.    Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

ii.   Deferred Share Unit Plan

Deferred share units (“DSU”) are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii.  Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015.

Restricted Share Units

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled RSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in Trade and Other Payables and Other Liabilities.

For equity-settled RSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant, and the fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

Performance Share Units

The Company’s PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled PSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares, the vesting of each PSU grant and the expected performance factors with a corresponding amount recorded in Trade and Other Payables.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors.  The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(p)    Related Party Transactions

Parties are related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities, and include key management personnel of the Company. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(q)    Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, adjusted for the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and equity settled units issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

Dilution from convertible debentures is calculated using the if-converted method, based on the number of shares to be issued upon conversion of the convertible debentures, with a corresponding adjustment to net income for the after-tax interest expense related to the convertible debentures.

(r)    Financial Instruments

i    Classification and measurement of financial assets and financial liabilities

Financial assets are measured as either: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Components of compound financial instruments are separately classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

equity instrument. The financial liability is initially recognized at fair value, net of an allocation of issuance costs, and is subsequently measured at amortized cost. The equity component is initially measured based on the residual amount, net of an allocation of issuance costs, and is not subsequently remeasured.

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of our own equity instruments. No gain or loss is recognized on the issue of our own equity instruments, unless the equity is issued to settle a liability.

Financial Liabilities at Amortized Cost – Financial liabilities are measured at amortized cost using the effective interest method, unless they are required to be measured at fair value through profit or loss, or the Company has opted to measure them at FVTPL. Debt and accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

The following accounting policies apply to the subsequent measurement of financial assets:

●	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
●	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
●	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

ii  Impairment of Financial Assets

An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

For the Company’s trade receivables, it determines the lifetime expected losses for all of its trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required.

iii  Hedge Accounting

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

(s)    Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate and doré sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate or the doré and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Doré sales are recognized when the Company satisfies its performance obligation and control is transferred to the customer upon payment. Final weights and assays are adjusted on final settlement which is approximately one month after delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 21 of these financial statements.

(t)    Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of gold, silver-lead, zinc, and silver-gold and the sale of these products.

(u)    Adoption of New Accounting Standards, Interpretation or Amendments

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate and became effective January 1, 2021. The adoption of these amounts did not have a material effect on the Company’s financial statements.

Page | 20

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(v)    New Accounting Standards Issued but not yet Effective

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Company has not early adopted other new or amended standards in preparing these financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s consolidated financial statements:

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) ; and
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

5.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated financial statements for the year ended December 31, 2021, the Company applied the critical estimates, assumptions and judgements as disclosed below.

(a)    Critical Accounting Estimates and Assumptions

Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

i.    Mineral Reserves and Resources and the Life of Mine Plan

The Company estimates its mineral reserves and mineral resources in accordance with the requirements of NI 43-101. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Significant estimation is involved in determining the reserves and resources included within the Company’s life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in the Company’s life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental reclamation provision. As at December 31, 2021, the Company used the following long-term prices for our reserve and resource estimations: gold $1,600/oz for all mines except Séguéla which used $1,500/oz, silver $21/oz, lead $2,000/t and zinc $2,500/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in the Company’s life of mine plans. The Company’s life of mine plans include a portion of inferred resources as the Company believes this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred

Page | 21

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement, and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key assumptions in the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

ii.   Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. When a property is abandoned or when there is an impairment, costs are charged to profit or loss.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable.

In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

iii.  Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the proportion of stripping activity which relates to extracting ore in the current period versus the proportion which relates to obtaining access to ore reserves which will be mined in the future.

iv.  Inventory

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital.

Page | 22

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

v.   Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.

Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

vi.  Revenue from metal in concentrate

The Company’s sales of metal in concentrates allow for price adjustments based on the market price at the end of the relevant quotational period (“QP”) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on the prevailing spot price on a specified future date. At each balance sheet date, the Company estimates the value of the trade receivable using forward metal prices.

Adjustments to the sale price occurs based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP is generally between one and three months. Any future changes over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 21 of these financial statements.

vii.  Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

viii. Fair Value Estimates in the Acquisition of Roxgold (Note 6)

Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed. The determination of fair value requires management to use valuation methods including discounted cash flow models, comparable transactions and other market-based information, and to make assumptions and estimates about future events, such as production, future metal prices, production costs, capital expenditures, discount rates and other assumptions. Changes in these assumptions or estimates could affect the fair values assigned to assets acquired and liabilities assumed.

Page | 23

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the  measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

(b)    Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i.    Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and losses carried forward. The determination of the ability of the Company to utilize tax loss carryforwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

ii.   Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

As of December 31, 2021, the company determined there were indicators of impairment at the Lindero Mine due to a decrease in operating performance relative to management’s expectations. In determining the recoverable amounts of the Company’s mining interests, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to long-term metal prices, changes in the amount of recoverable reserves and resources, production cost estimates, future capital expenditures, discount rates and exchange rates. The Company performed a test of impairment using a discount rate of 6.25% and a long-term gold price of $1,650/oz. As a result, management estimated the recoverable amount of the Lindero Mine as at December 31, 2021, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. However, adverse changes in any of these assumptions in future periods may result in an impairment.

iii.  Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The determination of functional currency may require certain judgements to determine the

Page | 24

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

iv.   Leases

Significant judgments made by management in the accounting for leases primarily included whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant judgments over these factors would affect the present value of the lease liabilities, as well as the associated amount of the right-of-use (“ROU”) asset.

v.   Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date and the expected timing of the recovery, which are impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant VAT legislation and regulation. Changes in these judgements can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in profit or loss and the presentation of current and non-current VAT receivable.

6.   ACQUISITION OF SUBSIDIARY

On July 2, 2021 (the “Closing Date"), the Company completed the acquisition of Roxgold (the "Transaction") and its underground producing Yaramoko mine in Burkina Faso, the Séguéla development project in Côte d’Ivoire, and the Boussoura exploration property in Burkina Faso. The Transaction was completed by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) pursuant to the terms of an Arrangement agreement between Fortuna and Roxgold dated effective April 26, 2021. Under the terms of the Transaction, the Company acquired all of the issued and outstanding common shares ("Roxgold Shares") of Roxgold in exchange for 0.283 of a common share of Fortuna and C$0.001 in cash for each Roxgold Share. Upon completion of the Transaction, Roxgold became a wholly-owned subsidiary of Fortuna. The Company began consolidating the operating results, cash flows, and net assets of Roxgold from July 2, 2021.

On the closing of the Transaction, the Company issued 106,106,224 common shares and paid $0.3 million in cash in exchange for all of the issued and outstanding Roxgold Shares. In addition, the Company made the following cash payments:

●	$5.6 million in change of control payments to non-continuing executives of Roxgold;
●	$14.5 million on the accelerated vesting of RSUs and PSUs upon the change of control of Roxgold to non-continuing executives which has been determined to form part of the consideration;
●	$9.2 million on the accelerated vesting of DSUs upon the change of control of Roxgold to directors of Roxgold which has been determined to form part of the consideration; and
●	$4.6 million on the accelerated vesting of RSUs and PSUs upon the change of control of Roxgold to continuing executives and directors of Roxgold, $1.3 million of which has been determined to form part of the consideration and $3.3 million was expensed as Roxgold transaction costs.

Under the terms of the Arrangement, all Roxgold stock options, RSUs and PSUs issued in 2018, 2019, and 2020 to continuing employees and executives outstanding as at the effective time of the Arrangement were assumed by the Company having the same terms and conditions as the original respective Roxgold long-term incentive plans (including with respect to vesting and settlement), except that on settlement thereof the holder will receive 0.283

Page | 25

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

of a Fortuna common share or the cash equivalent at the time of settlement. Following the acquisition of Roxgold, the Company assumed 405,240 options, 1,023,696 PSUs and 1,419,649 RSUs. The Company recorded $8.2 million to equity reserve and $4.0 million to other liabilities. During the year ended December 31, 2021, $0.8 million of the equity settled units assumed were settled in cash.

The Company advanced a promissory note of $35.3 million to Roxgold on June 29, 2021 in advance of closing of the Transaction, to cover expected cash consideration, transaction costs, and liabilities in relation to the Transaction. The promissory note was effectively settled upon closing of the Transaction.

The Company has determined that the Transaction represents a business combination, with the Company identified as the acquirer. Based on the share price of the Company’s common shares immediately prior to the Closing Date, the estimated fair value of the of the Options, RSUs, and PSUs assumed, the cash consideration paid, and settlement of the pre-existing promissory note between Roxgold and Fortuna, the total consideration of the acquisition was determined to be $655.3 million.

Consideration paid:
Fortuna shares issued to Roxgold shareholders	$582,523
Options, RSUs, and PSUs assumed by Fortuna	12,143
Settlement of promissory note due from Roxgold	35,296
Cash consideration paid to Roxgold shareholders, PSU, RSU, and DSU holders	25,333
Total consideration	$655,295

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The Company retained an independent appraiser to assist with determination of the fair value of certain assets acquired and liabilities assumed. The consideration paid has been allocated to the assets acquired and liabilities assumed based on their estimated fair values on the Closing Date.

Page | 26

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

During the year ended December 31, 2021, the Company completed the analysis to assign fair values to all assets acquired and liabilities assumed. Figures previously presented have been updated to reflect the measurement period adjustments detailed below. The following table summarizes the final purchase price allocation:

Allocation of consideration: (Expressed in $'000 rounded)	Reported as of September 30, 2021	Adjustments	Final Allocation
Cash and cash equivalents	$65,600	$—	$65,600
Trade and other receivables	18,800	—	18,800
Other current assets	3,000	—	3,000
Inventory (1)	23,300	1,200	24,500
Restricted cash	2,100	—	2,100
Mineral properties and exploration and evaluation assets (2)	789,200	20,800	810,000
Property, plant and equipment	85,500	—	85,500
Trade and other payables (4)	(56,400)	(3,300)	(59,700)
Income taxes payable	(5,400)	—	(5,400)
Lease liabilities	(13,600)	—	(13,600)
Debt	(31,700)	—	(31,700)
Closure and reclamation provision (3)	(3,300)	(7,800)	(11,100)
Deferred tax liabilities (5)	(162,600)	(13,400)	(176,000)
Other labilities (4)	(6,405)	2,600	(3,805)
Non controlling interest	(52,800)	(100)	(52,900)
Net assets acquired	$655,295	$—	$655,295
(1)	The fair value of inventory was adjusted to reflect an update to the mine plan and expected timing of processing stockpiled ore.
(2)	Measurement period adjustments to mineral properties were a result of updates to the mineral reserve and resource statement and refinments to the timing of cash flows used in the discounted cash flow models used to value mineral properties.
(3)	Adjustments to the fair value of closure and reclamation provisions were the result of management reviewing site closure plans during the measurement period and making adjustments and refinements to the cost estimates.
(4)	Relates to adustments to the opening balance sheet as of July 2, 2021 based on refinements to the treatment of executive payments.
(5)	The deferred tax liabilities were updated to reflect the change in temporary differences which resulted from the changes to the fair value of assests and liabilities acquired.

The fair value of mineral properties and exploration and evaluation assets (Level 3), debt (Level 2), and lease liabilities (Level 2) were estimated using discounted cash flow models, comparable transactions and other market-based information. The fair value of property, plant, and equipment (Level 3) was estimated using either market or cost approaches. Expected future cash flows are based on estimates of future gold prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans. The fair value of inventory (Level 3) was based on forward gold prices and the cost to complete.

The non-controlling interest represents a 10% interest in the legal entities that own the Yaramoko and Séguéla properties, by the Burkina Faso and Côte d’Ivoire governments, respectively. The non-controlling interest was determined based on the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

For the year ended December 31, 2021, transaction and integration costs in the form of continuing employee payouts, advisory, legal and other professional fees of $14.1 million were expensed as incurred and included in Roxgold transaction costs in the Consolidated Income Statement.

Consolidated revenue for the year ended December 31, 2021 includes revenue from the properties acquired in the Transaction of $101.3 million. Consolidated net income for the year ended December 31, 2021 includes net income before tax from Roxgold of $9.4 million. Had the transaction occurred on January 1, 2021, pro-forma unaudited

Page | 27

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

consolidated revenue and net income before tax for the year ended December 31, 2021 would have been approximately $704.7 million and $115.2 million, respectively.

7.   TRADE AND OTHER RECEIVABLES

As at	December 31, 2021	December 31, 2020
Trade receivables from doré and concentrate sales	$25,718	$26,309
Advances and other receivables	4,424	4,108
Value added taxes recoverable - operations	46,345	13,432
Value added taxes recoverable - Lindero construction	-	32,706
Trade and other receivables	$76,487	$76,555

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré  sales contracts with its customers. No amounts were past due as at December 31, 2021 and 2020.

During the year ended Deember 31, 2021, all of the Lindero construction value added taxes were recovered.

During the year ended December 31, 2021, the Company sold VAT receivables in the amount of $5.5 million at a factor rate of 5% to a commercial bank in Burkina Faso, and recognized a provision of $0.9 million related to estimated VAT receivables anticipated to be sold in the next twelve months.

8.   INVENTORIES

As at	Note	December 31, 2021	December 31, 2020
Concentrate stockpiles		$1,711	$1,682
Doré bars		3,456	1,796
Leach pad and gold-in-circuit		30,321	7,851
Ore stockpiles		39,292	11,640
Materials and supplies		31,437	22,020
Total inventories		$106,217	$44,989
Less: non-current portion	11	(20,398)	(9,715)
Current inventories		$85,819	$35,274

During the year ended December 31, 2021, the Company expensed $346.4 million (December 31, 2020 – $160.1 million) of inventories to cost of sales. During the year ended December 31, 2021, charges of $7.0 million, including $2.8 million related to depreciation, were recognized in cost of sales to reduce low grade stockpiles at Lindero and Yaramoko to net realizeable value.

9.   OTHER CURRENT ASSETS

As at	December 31, 2021	December 31, 2020
Derivatives	$1,490	$-
Prepaid expenses	8,060	2,622
Investments in equity securities	416	1,059
Assets held for sale	-	659
Income tax recoverable	1,713	-
Other current assets	$11,679	$4,340

Page | 28

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income.

10.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Note	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2020		$327,414	$250,145	$188,960	$378,754	$1,145,273
Acquisiton of Roxgold	6	112,499	697,537	15,047	70,453	895,536
Additions		54,882	59,600	34,210	23,433	172,125
Changes in closure and reclamation provision		2,262	1,552	-	(85)	3,729
Disposals		-	-	-	(5,643)	(5,643)
Transfers		261,055	(242,038)	(227,591)	208,574	-
Balance at December 31, 2021		$758,112	$766,796	$10,626	$675,486	$2,211,020

ACCUMULATED DEPLETION
Balance at December 31, 2020		$191,842	$-	$-	$162,304	$354,146
Disposals		-	-	-	(4,319)	(4,319)
Depletion and depreciation		83,618	-	-	65,221	148,839
Balance at December 31, 2021		$275,460	$-	$-	$223,206	$498,666

Net Book Value at December 31, 2021		$482,652	$766,796	$10,626	$452,280	$1,712,354

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2019	$312,577	$211,799	$222,906	$286,732	$1,034,014
Additions	12,143	33,804	49,333	9,805	105,085
Changes in closure and reclamation provision	3,927	4,730	-	682	9,339
Disposals	(1,233)	(188)	-	(1,744)	(3,165)
Transfers	-	-	(83,279)	83,279	-
Balance at December 31, 2020	$327,414	$250,145	$188,960	$378,754	$1,145,273

ACCUMULATED DEPLETION
Balance at December 31, 2019	$170,857	$-	$-	$133,982	$304,839
Disposals	(543)	-	-	(1,126)	(1,669)
Depletion and depreciation	21,528	-	-	29,448	50,976
Balance at December 31, 2020	$191,842	$-	$-	$162,304	$354,146

Net Book Value at December 31, 2020	$135,572	$250,145	$188,960	$216,450	$791,127

Non-depletable mineral properties include $22.0 million of exploration and evaluation assets (December 31, 2020 - $9.0 million).

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement, effective November 5, 2021. The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the Amended Credit Facility. The Company has pledged all of its assets to secure the payment of its obligations contemplated by the Amended Credit Facility and the Company’s principal operating subsidiaries in Mexico and Peru, as well as the direct and indirect holding companies of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso. The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee. (Note 15 (a)).

Page | 29

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

11.   OTHER ASSETS

As at	Note	December 31, 2021	December 31, 2020
Ore stockpiles	8	$20,398	$9,715
Value added tax recoverable		3,426	3,386
Income tax recoverable	33(d)	1,087	1,199
Deferred income tax recoverable		22	-
Derivatives		129	-
Other long-term assets		1,368	1,844
Total other assets		$26,430	$16,144

12.   TRADE AND OTHER PAYABLES

As at	Note	December 31, 2021	December 31, 2020
Trade accounts payable		$82,533	$31,573
Payroll and related payables		23,311	15,878
Mining royalty payable		2,416	1,094
Other payables		12,161	3,103
Derivative liabilities		3,077	1,260
Share units payable	18(a)(b)	10,307	12,367
Total trade and other payables		$133,805	$65,275

13.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2021, and 2020:

(a)    Purchase of Goods and Services

During the years ended December 31, 2021, the Company was charged $5 thousand (2020: $157 thousand) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated with the shared services agreement with Gold Group Management Inc. are no longer reported as related party transactions.

As at December 31, 2021, the Company had $nil outstanding balances payable to Gold Group Management Inc. (December 31, 2020 - $9 thousand). Amounts due to related parties are due on demand and are unsecured.

Page | 30

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)    Key Management Personnel

During the year ended December 31, 2021 and 2020, the Company was charged for consulting services by Mario Szotlender, a director of the Company and by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions. Such amounts, along with other amounts paid to key management personnel were as follows:

	Years ended December 31,
	2021	2020
Salaries and benefits	$7,639	$4,266
Directors fees	658	707
Consulting fees	78	134
Share-based payments	2,565	11,115
	$10,940	$16,222

14.   LEASE OBLIGATIONS

	Minimum lease payments
As at	December 31, 2021	December 31, 2020
Less than one year	$12,292	$7,367
Between one and five years	13,380	10,209
More than five years	15,983	14,127
	41,655	31,703
Less: future finance charges	(12,250)	(12,206)
Present value of minimum lease payments	29,405	19,497
Less: current portion	(10,523)	(6,978)
Non-current portion	$18,882	$12,519

As at December 31, 2021, there were $29.3 million of lease obligations related to mining equipment and $0.1 million of other leases.

15.   DEBT

The following table summarizes the changes in debt:

	Note	Credit Facilities	Convertible debentures	Total
Balance at December 31, 2019		$109,430	$37,105	$146,535
Amortization of discount		420	1,661	2,081
Drawdowns		65,000	-	65,000
Payments		(55,000)	-	(55,000)
Balance at December 31, 2020		119,850	38,766	158,616
Transaction costs		(3,036)	-	(3,036)
Acquisition of Roxgold	6	31,711	-	31,711
Amortization of discount		242	1,641	1,883
Extinguishment of debt		603	-	603
Payments		(32,288)	-	(32,288)
Balance at December 31, 2021		$117,082	$40,407	$157,489
Non-current portion		$117,082	$40,407	$157,489

Page | 31

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(a)	Credit Facilities

The Company had two credit facilities comprising of a $40.0 million non-revolving credit facility and an $80.0 million revolving credit facility, which both had a maturity date of January 26, 2022. Following the acquisition of Roxgold on July 2, 2021, the Company assumed Roxgold’s credit facility, comprising a $60.0 million term loan and a $20.0 million revolving credit facility with an interest rate of LIBOR plus 4%, which both had a maturity date of December 30, 2022. The Company repaid the outstanding Roxgold credit facility on November 5, 2021.

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”) effective November 5, 2021, with a syndicate of banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal and Société Générale, which converted the Company’s prior non-revolving and revolving facilities with the Bank of Nova Scotia and BNP Paribas (the “Scotiabank Facility”) into a revolving term credit facility and increased the amount of the facility from $120.0 million to $200.0 million, subject to the conditions described below. The facility has a term of four years and steps down to $150.0 million after three years. Interest accrues on LIBOR loans under the facility at LIBOR plus an applicable margin of between two and three percent, which varies according to the consolidated leverage levels of the Company, as defined in the Amended Credit Facility.

On closing of the Amended Credit Facility, $120.0 million was available for drawdown and was drawn down in full. The total Amended Credit Facility of up to $200.0 million became available to the Company upon its receipt of the extension of the San Jose environmental impact authorization (“EIA”) on December 17, 2021. The Company evaluated the Amended Credit Facility and concluded that it was an extinguishment of debt rather than a modification as a result of the change in counter parties, increase in available credit and the posting of the Roxgold assets as security.

On repayment of the Roxgold credit facility and closing of the Amended Credit Facility, the unamortized balance of transaction costs in connection with the credit facitlities was $0.6 million, and this balance was written off and recorded as loss on extinguishment of debt.

The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the Amended Credit Facility. The Company has pledged all of its assets to secure the payment of its obligations contemplated by the Amended Credit Facility and the Company’s principal operating subsidiaries in Mexico and Peru, as well as the direct and indirect holding companies of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso. The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee.

The Amended Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at December 31, 2021, the Company was in compliance with all of the covenants under the Amended Credit Facility.

(b) Convertible Debentures

On October 2 and 6, 2019, the Company completed a bought deal public offering of senior subordinated unsecured convertible debentures with an aggregate principal amount of $46.0 million (the “Debentures”).

Page | 32

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. For the year ended December 31, 2021, the Company paid $2.1 million in interest on the Debentures.

The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per $1 thousand principal amount of Debentures, subject to adjustment in certain circumstances.

On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

During the year ended December 31, 2021, $0.1 milion of the Debentures were converted.

16.   OTHER LIABILITIES

As at	Note	December 31, 2021	December 31, 2020
Restricted share units	18(b)	$1,437	$2,264
Other non-current liabilities		1,873	259
		$3,310	$2,523

Page | 33

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

		Closure and Reclamation Provisions
	Note	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2020		$14,761	$5,905	$19,684	$-	$-	$40,350
Acquisition of Roxgold	6	-	-	-	11,122	-	11,122
Changes in estimate		(152)	1,142	(422)	1,609	1,552	3,729
Reclamation expenditures		(180)	(173)	-	-	-	(353)
Accretion		469	439	377	164	-	1,449
Effect of changes in foreign exchange rates		-	(185)	-	-	-	(185)
Balance at December 31, 2021		14,898	7,128	19,639	12,895	1,552	56,112
Less: Current portion		(1,230)	(652)	-	-	-	(1,882)
Non-current portion		$13,668	$6,476	$19,639	$12,895	$1,552	$54,230

		Closure and Reclamation Provisions
		Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2019		$11,324	$4,848	$14,953	$-	$-	31,125
Changes in estimate		3,288	1,328	4,482	-	-	9,098
Reclamation expenditures		(114)	(227)	-	-	-	(341)
Accretion		256	249	249	-	-	754
Effect of changes in foreign exchange rates		7	(293)	-	-	-	(286)
Balance at December 31, 2020		14,761	5,905	19,684	-	-	40,350
Less: Current portion		(142)	(238)	-	-	-	(380)
Non-current portion		$14,619	$5,667	$19,684	$-	$-	39,970

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites. For the year ended December 31, 2021 the Company recognized an initial obligation at Séguéla related to the disturbance created from construction activities.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Undiscounted uninflated estimated cash flow	$15,816	$7,846	$18,772	$12,634	$1,489	56,557
Discount rate	3.22%	7.56%	1.94%	2.08%	2.08%
Inflation rate	2.00%	5.55%	4.00%	2.60%	2.50%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

18.   SHARE BASED PAYMENTS

During the year ended December 31, 2021, the Company recognized share-based payments of $3.8 million (December 31, 2020 - $12.4 million) related to the amortization of deferred, restricted and performance share units and $nil (December 31, 2020 – $0.1 million) related to amortization of stock options.

Page | 34

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2019	961,871	$3,918
Granted	162,648	383
Changes in fair value	-	4,938
Outstanding, December 31, 2020	1,124,519	9,239
Granted	55,245	347
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(3,013)
Outstanding, December 31, 2021	805,055	$3,137

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2019	392,435	$1,157	1,166,912
Granted	1,056,207	2,489	815,220
Units paid out in cash	(81,152)	(257)	-
Vested and paid out in shares	-	-	(448,766)
Changes in fair value and vesting	-	2,003	-
Outstanding, December 31, 2020	1,367,490	5,392	1,533,366
Granted	677,250	4,111	-
Units paid out in cash	(618,357)	(2,484)	-
Assumed on acquisition	328,254	1,590	1,091,395
Vested and paid out in shares	-	-	(655,267)
Transferred from equity to cash settled	260,444	-	(260,444)
Forfeited or cancelled	(155,942)	(54)	(64,589)
Changes in fair value and vesting	-	(3,052)	-
Outstanding, December 31, 2021	1,859,139	5,503	1,644,461
Less: current portion		(4,066)
Non-current portion		$1,437

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2019	-	-	1,274,450
Forfeited or cancelled	-	-	(191,498)
Vested and paid out in shares	-	-	(243,782)
Outstanding, December 31, 2020	-	-	839,170
Assumed on acquisition	515,008	2,390	508,688
Granted	-	-	1,196,012
Forfeited or cancelled	-	-	(206,798)
Vested and paid out in shares	-	-	(491,185)
Change in fair value and vesting	-	714	-
Outstanding, December 31, 2021	515,008	3,104	1,845,887

Page | 35

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2021, a total of 2,092,236 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2019	1,784,029	$5.85
Exercised	(211,626)	6.28
Expired unexercised	(517,833)	4.79
Outstanding, December 31, 2020	1,054,570	6.28
Exercised	(68,927)	4.99
Assumed on acquisition	405,240	3.77
Expired unexercised	(141,500)	3.22
Outstanding, December 31, 2021	1,249,383	$5.88
Vested and exercisable, December 31, 2020	1,054,570	$6.28
Vested and exercisable, December 31, 2021	1,249,383	$5.88

19.   SHARE CAPITAL

(a) Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b) Share Issuances

	Note	Number of common shares	Amount
Balance at January 1, 2020		160,291,553	$422,145
Issuance of common shares (i)		23,000,000	69,000
Share issuance costs		-	(3,358)
Exercise of stock options		211,626	1,438
Shares issued on vesting of share units		692,548	3,081
Balance at December 31, 2020		184,195,727	$492,306
Acquisition of Roxgold	6	106,106,224	582,523
Exercise of stock options		68,927	389
Shares issued on vesting of share units		1,146,452	4,468
Convertible debenture conversion		12,000	60
Balance December 31, 2021		291,529,330	$1,079,746

(i) On May 20, 2020, the Company completed a bought deal public equity offering and issued an aggregate of 23,000,000 common shares at a price of $3.00 per share for gross proceeds of $69.0 million, which included the exercise, in full, of the over-allotment option. The Company incurred transaction costs of $3.4 million related to this financing.

Page | 36

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

20.    EARNINGS PER SHARE

	Years ended December 31
	2021	2020
Basic:
Net income for the period attributable to Fortuna shareholders	$57,877	$21,553
Weighted average number of shares (000's)	237,998	174,993
Earnings per share - basic	$0.24	$0.12

	Years ended December 31
	2021	2020
Diluted:
Net income for the period attributable to Fortuna shareholders	$57,877	$21,553
Add: finance costs on convertible debt, net of $nil tax	3,779	-
Diluted net income for the period	$61,656	$21,553

Weighted average number of shares (000's)	237,998	174,993
Incremental shares from dilutive potential shares	11,445	11,080
Weighted average diluted number of shares (000's)	249,443	186,073
Earnings per share - diluted	$0.23	$0.12

As at December 31, 2021, there were 7,551 out of the money options that were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (December 31, 2020 –7,551).

21.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Year ended December 31, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$219,663	$-	$-	$219,663
Silver-lead concentrates	59,755	-	-	-	59,755
Zinc concentrates	42,990	-	-	-	42,990
Gold doré	-	-	178,999	101,256	280,255
Provisional pricing adjustments	799	(3,609)	-	-	(2,810)
Sales to external customers	$103,544	$216,054	$178,999	$101,256	$599,853

	Year ended December 31, 2020
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$188,327	$-	$-	$188,327
Silver-lead concentrates	43,055	-	-	-	43,055
Zinc concentrates	23,980	-	-	-	23,980
Gold doré	-	-	20,297	-	20,297
Provisional pricing adjustments	608	2,699	-	-	3,307
Sales to external customers	$67,643	$191,026	$20,297	$-	$278,966

Page | 37

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Years ended December 31
	2021	2020
Customer 1	$178,999	$191,026
Customer 2	103,544	67,643
Customer 3	101,256	-
Customer 4	91,950	20,297
Customer 5	48,032	-
Customer 6	47,212	-
Customer 7	28,860	-
	$599,853	$278,966

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

●	zero-cost collar for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;
●	zero-cost collar for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
●	zero-cost collar for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
●	forward-swap for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and
●	forward-swap for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collar for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly from February 1, 2021 to December 31, 2022.

During October 2021, the Company entered into the following contracts:

●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,200 per tonne and a cap of $3,500 per tonne, maturing from January 1, 2022 to March 31, 2022;
●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,200 per tonne and a cap of $3,400 per tonne, maturing from April 1, 2022 to June 30, 2022;
●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,200 per tonne and a cap of $3,290 per tonne, maturing from July 1, 2022 to September 30, 2022;
●	zero-cost collar for 1,200 tonnes of zinc with a floor price of $3,100 per tonne and a cap of $3,225 per tonne, maturing from October 1, 2022 to December 31, 2022;
●	forward-swap for 1,200 tonnes of zinc with a price of $3,300 per tonne, maturing quarterly from January 1, 2022 to March 31, 2022;
●	forward-swap for 1,200 tonnes of zinc with a price of $3,256 per tonne, maturing quarterly from April 1, 2022 to June 30, 2022;
●	forward-swap for 1,200 tonnes of zinc with a price of $3,256 per tonne, maturing quarterly from July 1, 2022 to September 30, 2022; and
●	forward-swap for 1,200 tonnes of zinc with a price of $3,175 per tonne, maturing quarterly from October 1, 2022 to December 31, 2022.

The zinc, lead and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into

Page | 38

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

During the year ended December 30, 2021 the Company recognized $1.5 million of realized loss on settlement of swaps, and $1.3 million of unrealized loss, from changes in the fair value of the open positions (December 31, 2020 – $nil).

22.   COST OF SALES

	Years ended December 31,
	2021	2020
Direct mining costs	$198,141	$94,609
Salaries and benefits	34,773	16,586
Workers' participation	7,647	7,459
Depletion and depreciation	121,077	43,778
Royalties and other taxes	25,703	6,318
Impairment (recovery) of inventories	7,035	(5)
Cost of Sales	$394,376	$168,745

For the year ended December 31, 2021, depletion and depreciation includes $6.3 million (December 31, 2020 - $2.5 million) of depreciation relating to right-of-use assets.

23.   GENERAL AND ADMINISTRATION

	Years ended December 31,
	2021	2020
General and administration	$39,386	$20,834
Workers' participation	1,813	1,808
	41,199	22,642
Share-based payments	4,161	12,444
General and Administration	$45,360	$35,086

24.    OTHER EXPENSES

		Years ended December 31,
	Note	2021	2020
Write-down (recovery) of investment in associates		$327	$(194)
Loss on disposal of assets and other write-downs		818	878
Provision for accounts receivable		659	484
SGM Royalty settlement	33 (e)	9,600	447
Other expenses (income)		4,730	(308)
Care and maintenance costs related to COVID-19		-	3,121
Share of loss from associates		-	76
		$16,134	$4,504

Page | 39

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.   INTEREST AND FINANCE COSTS, NET

	Years ended December 31,
	2021	2020
Interest income	$1,846	$1,217
Interest expense	(10,246)	(1,510)
Bank stand-by and commitment fees	(69)	(369)
Accretion expense	(3,799)	(751)
Loss on extinguishment of credit facility	(595)	-
	$(12,863)	$(1,413)

26.   INCOME TAX

(a)	Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2021	2020
Net income before tax	$107,180	$58,955
Statutory tax rate	27.0%	27.0%
Anticipated income tax at statutory rates	28,939	15,918
Non-deductible expenditures (deductible expenditures)	(5,535)	1,326
Differences between Canadian and foreign tax rates	4,392	1,284
Changes in estimate	(93)	(192)
Effect of change in tax rates	(1,919)	436
Inflation adjustment	(24,873)	(10,634)
Impact of foreign exchange	14,865	15,081
Changes in deferred tax assets not recognized	18,692	5,909
Mining taxes	7,636	4,656
Withholding taxes	8,148	3,670
Other items	(2,471)	(52)
Total income tax expense	$47,781	$37,402

Total income tax represented by:
Current income tax expense	$51,651	$38,818
Deferred tax recovery	(3,870)	(1,416)
	$47,781	$37,402

Page | 40

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2021	2020
Current tax expense
Current taxes on profit for the year	$51,106	$38,603
Changes in estimates related to prior years	545	215
	$51,651	$38,818

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate	$(985)	$(1,500)
Changes in estimates related to prior years	(638)	(396)
Effect of differences in tax rates	(328)	44
Effect of changes in tax rates	(1,919)	436
	$(3,870)	$(1,416)

Total tax expense	$47,781	$37,402

Page | 41

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)	Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Reclamation and closure cost obligation	$15,872	$13,080
Carried forward tax loss	4,192	17,729
Equipment and buildings	23,989	-
Accounts payable and accrued liabilities	19,370	16,437
Deductibility of resource taxes	3,085	3,414
Lease obligations	8,270	5,769
Other	1,153	127
Total deferred tax assets	$75,931	$56,556

Deferred tax liabilities:
Mineral properties	$(244,296)	$(55,134)
Mining and foreign withholding taxes	(4,523)	(4,862)
Equipment and buildings	-	(1,928)
Convertible debenture	(1,198)	(1,544)
Inflation	(10,163)	(11,210)
Inventory and other	(7,419)	(1,377)
Total deferred tax liabilities	$(267,599)	$(76,055)

Net deferred tax liabilities	$(191,668)	$(19,499)

	2021	2020
Classification:
Deferred tax assets	$-	$-
Deferred tax liabilities	(191,668)	(19,499)
Net deferred tax liabilities	$(191,668)	$(19,499)

The Company's movement of net deferred tax liabilities is described below:

	2021	2020
At January 1	$19,499	$20,915
Deferred income tax (recovery) expense through income statement	(3,870)	(1,416)
Deferred income tax expense through equity	176,039	-
At December 31	$191,668	$19,499

Page | 42

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)	Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2021	2020
Unrecognized deductible temporary differences and unused tax losses:
Non capital losses	$136,072	$90,192
Provisions	11,657	14,488
Share issue costs	1,711	3,894
Mineral properties, plant and equipment	12,705	-
Lease obligation	863	555
Derivative liabilities	-	1,111
Capital losses	4,204	255
Investments in equity securities and associates	901	1,534
Unrecognized deductible temporary differences	$168,114	$112,029

As at December 31, 2021, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate as follow:

	December 31,	December 31,
	2021	2020
Mexico	$204,283	$248,880
Peru	59,976	62,414
West Africa	114,559	-

(e)	Tax Loss Carry Forwards

Tax losses have the following expiry dates:

		December 31,		December 31,
	Year of expiry	2021	Year of expiry	2020
Canada	2026 - 2041	$150,015	2026 - 2039	$90,300
Argentina		-	2020 - 2024	68,900
Mexico	2021 - 2030	378	2021 - 2029	367
Peru		-		-

In addition, as at December 31, 2021, the Company has accumulated Canadian resource related expenses of $8.5 million (December 31, 2020- $8.5 million) for which the deferred tax benefit has not been recognized.

Page | 43

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

27.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – construction of the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

	Years ended December 31, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$178,999	$101,256	$-	$216,054	$103,544	$-	$599,853
Cost of sales before depreciation and depletion	(79,224)	(51,839)	-	(90,499)	(51,737)	-	(273,299)
Depreciation and depletion in cost of sales	(43,665)	(28,973)	-	(32,257)	(16,182)	-	(121,077)
General and administration	(5,793)	(953)	-	(10,007)	(4,127)	(24,480)	(45,360)
Other (expenses) income	(5,069)	(2,536)	(472)	(15,793)	632	-	(23,238)
Finance items	(972)	(2,664)	(96)	(882)	(5,034)	(20,051)	(29,699)
Segment income (loss) before taxes	44,276	14,291	(568)	66,616	27,096	(44,531)	107,180
Income taxes	(3,242)	(2,749)	(499)	(23,586)	(9,415)	(8,290)	(47,781)
Segment income (loss) after taxes	$41,034	$11,542	$(1,067)	$43,030	$17,681	$(52,821)	$59,399

	Years ended December 31, 2020
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$20,297	$-	$-	$191,026	$67,643	$-	$278,966
Cost of sales before depreciation and depletion	(10,073)	-	-	(76,459)	(40,056)	-	(126,588)
Depreciation and depletion in cost of sales	-	-	-	(27,856)	(14,301)	-	(42,157)
General and administration	-	-	-	(8,054)	(3,891)	(23,141)	(35,086)
Other (expenses) income	(12,982)	-	-	(3,742)	(1,214)	41	(17,897)
Finance items	4,208	-	-	(104)	(698)	(1,689)	1,717
Segment income (loss) before taxes	1,450	-	-	74,811	7,483	(24,789)	58,955
Income taxes	(323)			(28,926)	(4,312)	(3,841)	(37,402)
Segment income (loss) after taxes	$1,127	$-	$-	45,885	$3,171	$(28,630)	$21,553

As at December 31, 2021	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$613,584	$249,153	$760,220	$239,448	$128,012	$31,505	$2,021,922
Total liabilities	$51,544	$228,929	$25,281	$48,094	$54,863	$183,641	$592,352
Capital expenditures[1]	$40,845	$22,856	$56,614	$26,962	$24,848	$-	$172,125
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2021

As at December 31, 2020	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$622,122	$-	$-	$280,602	$125,286	$27,328	$1,055,338
Total liabilities	$50,650	$-	$-	$49,500	$42,710	$186,708	$329,568
Capital expenditures[1]	$79,686	$-	$-	$15,801	$9,476	$122	$105,085
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2020

28.   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs

Page | 44

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.

Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap, metal, fuel and foreign exchange contracts

Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Convertible Debentures

The fair value of the convertible debentures represents both the debt and equity components of the convertible debentures and has been determined with reference to the quoted market price of the convertible debentures.

During the years ended December 31, 2021, and 2020, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 45

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$496	$-	$-	$496	$496	$-	$-	$-
Trade receivables concentrate sales	-	23,298	-	23,298	-	23,298	-	-
Fuel hedge contracts asset	-	1,619	-	1,619	-	1,619	-	-
	$496	$24,917	$-	$25,413	$496	$24,917	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$107,097	$107,097	$-	$-	$-	$107,097
Trade receivables doré sales	-	-	2,420	2,420	-	-	-	2,420
Other receivables	-	-	4,424	4,424	-	-	-	4,424
	$-	$-	$113,941	$113,941	$-	$-	$-	$113,941

Financial liabilities measured at Fair Value
Interest rate swap liability	$(78)	$-	$-	$(78)	$-	$(78)	$-	$-
Metal forward sales contracts liability	-	(2,547)	-	(2,547)	-	(2,547)	-	-
Foreign exchange forward contracts liability	-	(508)	-	(508)	-	(508)	-	-
	$(78)	$(3,055)	$-	$(3,133)	$-	$(3,133)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(80,925)	$(80,925)	$-	$-	$-	$(80,925)
Payroll payable	-	-	(23,311)	(23,311)	-	-	-	(23,311)
Credit facilities	-	-	(117,082)	(117,082)	-	(120,000)	-	-
Convertible debentures	-	-	(40,407)	(40,407)	-	(50,614)	-	-
Other payables	-	-	(44,427)	(44,427)	-	-	-	(44,427)
	$-	$-	$(306,152)	$(306,152)	$-	$(170,614)	$-	$(148,663)

Page | 46

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2020	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$1,059	$-	$-	$1,059	$1,059	$-	$-	$-
Trade receivables concentrate sales	-	22,361	-	22,361	-	22,361	-	-
	$1,059	$22,361	$-	$23,420	$1,059	$22,361	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$131,898	$131,898	$-	$-	$-	$131,898
Trade receivables doré sales	-	-	3,948	3,948	-	-	-	3,948
Other receivables	-	-	4,108	4,108	-	-	-	4,108
	$-	$-	$139,954	$139,954	$-	$-	$-	$139,954

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,084)	$-	$-	$(1,084)	$-	$(1,084)	$-	$-
Metal forward sales contracts liability	-	(124)	-	(124)	-	(124)	-	-
Fuel forward contracts liability	-	(52)	-	(52)	-	(52)	-	-
	$(1,084)	$(176)	$-	$(1,260)	$-	$(1,260)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(26,140)	$(26,140)	$-	$-	$-	$(26,140)
Payroll payable	-	-	(17,676)	(17,676)	-	-	-	(17,676)
Credit facilities	-	-	(119,850)	(119,850)	-	(120,000)	-	-
Convertible debentures	-	-	(38,766)	(38,766)	-	(78,315)	-	-
Other payables	-	-	(22,784)	(22,784)	-	-	-	(22,784)
	$-	$-	$(225,216)	$(225,216)	$-	$(198,315)	$-	$(66,600)

Page | 47

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

29.   MANGEMENT OF FINACIAL RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a) Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions.

These investments mature at various dates within three months.

The Company’s maximum exposure to credit risk as at December 31, 2021 and 2020 is as follows:

As at	December 31, 2021	December 31, 2020
Cash and cash equivalents	$107,097	$131,898
Derivative assets	1,619	-
Trade and other receivables	76,487	76,555
Income tax receivable	1,713	-
Other non-current receivables	5,903	6,429
	$192,819	$214,882

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate are sold to large well-known concentrate buyers.

(c)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company had $187.1 million of liquidity comprised of cash and cash equivalents as at December 31, 2021, and believes that its cash and cash equivalents will provide sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from December 31, 2021. On November 4, 2021, the Company entered into a fourth amended and restated credit agreement, effective as of November 5, 2021, which converted the Company’s existing non-revolving and revolving facility into a revolving term credit facility in the amount of $200.0 million, with a term of four years and a step down to $150.0 million after three years. On closing of the amended credit facility, $120.0 million was available for drawdown and was drawn down in full. The total amended credit facility of up to $200.0 million became available to the Company upon its receipt of the extension of the San Jose environmental impact authorization on December 17, 2021.

Page | 48

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

As at December 31, 2021, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2021
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$133,805	$-	$-	$-	$133,805
Debt	-	46,000	120,000	-	166,000
Income taxes payable	20,563	-	-	-	20,563
Lease obligations	12,292	11,315	2,065	15,983	41,655
Other liabilities	-	3,310	-	-	3,310
Capital commitments, Séguéla	66,542	5,217	-	-	71,759
Closure and reclamation provisions	1,883	5,561	23,954	24,714	56,112
	$235,085	$71,403	$146,019	$40,697	$493,204

	Expected payments due by year as at December 31, 2020
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$65,275	$-	$-	$-	$65,275
Debt	-	120,000	46,000	-	166,000
Income taxes payable	23,808	-	-	-	23,808
Lease obligations	7,367	6,166	4,043	14,127	31,703
Other liabilities	-	2,523	-	-	2,523
Capital commitments, Lindero	558	-	-	-	558
Closure and reclamation provisions	433	5,444	10,692	23,781	40,350
	$97,441	$134,133	$60,735	$37,908	$330,217

Operating leases includes leases for office premises, computer equipment and other equipment used in the normal course of business.

(d)	Currency risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine peso, Mexican peso, West Africa CFA Franc and Australian dollars. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

During October 2021, the Company entered into a forward contract for $18.5 million Euros with a fixed rate of 1.173 maturing monthly from January 31, 2022 to April 28, 2023, related to the construction of Séguéla.

Page | 49

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2021 and 2020, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2021
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1,660	5,508	18,126	4,319	11,494,909	5	28
Marketable securities	527	-	-	-	-	-	-
Restricted cash	-	-	-	-	1,166,963	-	-
Trade and VAT receivables	690	2,144	174,229	1,526,506	13,433,368	-	-
Income tax receivable	-	20,707	-	-	-	-	-
VAT - long term receivable	-	-	70,520	-	-	-	-
Trade and other payables	(3,839)	(17,496)	(400,697)	(1,174,033)	(10,094,158)	(939)	(1,431)
Provisions, current	-	(4,413)	(13,534)	(95,353)	-	-	-
Income tax payable	-	-	(87,881)	-	-	-	-
Other liabilities	-	-	(6,178)	-	-	-	-
Provisions, non current	-	-	(87,305)	-	-	-	-
Total foreign currency exposure	(962)	6,450	(332,720)	261,439	16,001,082	(934)	(1,403)
US$ equivalent of foreign currency exposure	(755)	1,668	(16,802)	2,734	28,548	(804)	(1,207)

	December 31, 2020
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1,402	9,658	3,117	2,326	-	-	-
Marketable securities	1,348	-	-	-	-	-	-
Trade and VAT receivables	53	3,563	108,569	3,281,760	-	-	-
Income tax receivable	-	6,915	-	-	-	-	-
VAT - long term receivable	-	-	67,542	-	-	-	-
Trade and other payables	(17,838)	(28,046)	(311,747)	(764,331)	-	-	-
Provisions, current	-	100	(4,871)	(77,549)	-	-	-
Income tax payable	-	(275)	(297,083)	-	-	-	-
Other liabilities	(207)	-	(5,160)	-	-	-	-
Provisions, non current	-	(754)	(67,102)	-	-	-	-
Total foreign currency exposure	(15,254)	(8,839)	(506,735)	2,442,206	-	-	-
US$ equivalent of foreign currency exposure	(11,981)	(2,439)	(25,402)	29,091	-	-	-

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2021 is provided below:

		Effect on foreign
		denominated
Currency	Change	items
Mexican pesos	+/- 10%	$1,527
Peruvian soles	+/- 10%	$152
Argentinian pesos	+/- 10%	$249
Canadian Dollar	+/- 10%	$69
West African CFA franc	+/- 10%	$2,595
Australian Dollar	+/- 10%	$61
Euro	+/- 10%	$110

Page | 50

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed in note 30(g), with the capital controls in effect, the Company is required to convert the equivalent value of foreign currency received from the proceeds of the sale of all gold doré from the Lindero Mine.

(e)	Metal Price Risk

The Company is exposed to metal price risk with respect to the sales of silver, gold, lead, and zinc concentrates. The following table summarizes the effect on provisionally priced sales and accounts receivables of a 10% change in metal prices from the prices used at December 31, 2021:

Metal	Change	Effect on Sales
Silver	+/- 10%	$1,154
Gold	+/- 10%	$562
Lead	+/- 10%	$343
Zinc	+/- 10%	$318

During the year ended December 31, 2021, the Company recognized negative sales adjustments of $2.8 million
(December 31, 2020  – positive $3.3 million) as a result of changes in metal prices on the final settlement or during the quotational period.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities (see Note 21).

(f)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates.

(g)	Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

	December 31, 2021	December 31, 2020
Equity	$1,375,148	$725,770
Debt	157,489	158,616
Lease obligations	29,405	19,497
Less: cash and cash equivalents	(107,097)	(131,898)
	$1,454,945	$771,985

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the Company’s credit facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2021 and 2020, the Company was in compliance with its debt covenants.

30.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the years ended December 31, 2021 and 2020 are as follows:

	Years ended December 31,
	2021	2020
Trade and other receivables	$(16,897)	$10,258
Prepaid expenses	(2,149)	161
Inventories	(23,824)	(25,659)
Trade and other payables	3,556	6,122
Total changes in working capital	$(39,314)	$(9,118)

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Note	Bank loan	Convertible debentures	Lease obligations	Derivatives
As at December 31, 2019		$109,430	$37,105	$23,879	$894
Additions		65,000	-	2,684	176
Terminations		-	-	(497)	-
Interest		420	1,661	1,920	563
Payments		(55,000)	-	(8,438)	(560)
Foreign exchange		-	-	(51)	-
Changes in fair value		-	-	-	187
As at December 31, 2020		119,850	38,766	19,497	1,260
Additions		-	-	7,397	508
Terminations		-	-	(1,203)	-
Acquisition of Roxgold	6	31,711	-	13,597	-
Interest		845	1,641	2,336	1,018
Payments		(32,288)	-	(11,928)	(2,105)
Transaction costs		(3,036)	-	-	-
Foreign exchange		-	-	(291)	-
Changes in fair value		-	-	-	777
As at December 31, 2021		$117,082	$40,407	$29,405	$1,458

The significant non-cash financing and investing transactions during the years ended December 31, 2021 and 2020  are as follows:

		Years ended December 31,
	Note	2021	2020
Acquisition of Roxgold	6	$594,666	$-
Mineral properties, plant and equipment changes in closure and reclamation provision		$(3,729)	$(9,339)
Stock options allocated to share capital upon exercise		$136	$427
Additions on right of use assets		$(2,551)	$(2,715)
Share units allocated to share capital upon settlement		$4,468	$3,081

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

31.    NON-CONTROLLING INTEREST

As at December 31, 2021, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents 10% in Roxgold SANU S.A. totalled $12.1 million. The income attributable to the NCI for the six months ended December 31, 2021, totalling $1.5 million is based on the net income for Yaramoko.

As at December 31, 2021, the NCI of the Government of Côte d’Ivoire, which represents 10% in Roxgold Sango S.A. totalled $42.3 million. The loss attributable to the NCI for the six months ended December 31, 2021, totalling $0.1 million is based on the net loss for Séguéla.

Summarized statement of financial position

As of December 31, 2021	Yaramoko	Séguéla
Non-controlling interest percentage	10%	10%
Current assets	$60,225	$12,036
Non-current assets	200,406	62,146
Current liabilities	(32,754)	(21,312)
Non-current liabilities	(111,353)	(52,484)
Net assets	$116,524	$386

Non-controlling interest	$12,095	$42,327

Summarized income statement

For the period ended December 31, 2021	Yaramoko	Séguéla
Revenue	$101,256	$-
Net income (loss) and comprehensive income (loss)	$15,945	$(729)

Summarized cash flows

For the period ended December 31, 2021	Yaramoko	Séguéla
Cash flows provided by operating activities	$28,566	$(144)
Cash flows used in investing activities	$(28,429)	(25,631)
Cash flows (used in) provided by financing activities	$(14,804)	$37,601

32.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $11.4 million, which consisted of progressive closure activities of $3.5 million, final closure activities of $7.2 million, and post closure activities of $0.8 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes.  In 2021, the Company provided a guarantee of $9.7 million to the Peruvian Government in respect of such closure costs and taxes, by way of a security bond in the amount of $1.5 million and a bank letter of guarantee in the amount of $8.4 million. The security bond and the bank letter of guarantee expired on January 28, 2022.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

On November 17, 2021 the Ministry of Energy and Mining approved a second amendment to the closure plan for the Caylloma mine by Directorate Resolution No. 220-2021/MINEM-DGAAM.  As a result, the total undiscounted closure costs for the Caylloma Mine as at November 17, 2021 were $15.4 million, which amounts includes $5.2 million of progressive closure activities, $8.3 million of final closure activities, and $1.9 million of post-closure activities. On January 19, 2022, the Company obtained a new bank letter of guarantee and increased the amount guaranteed to $10.8 million, which guarantee is valid until January 27, 2023.

On August 19, 2021, the Peruvian Government approved Law N° 31347 which modifies the Mine Closing Law. This new law includes, among other things, new criteria for the calculation of guarantee required to be in place for the closing of a mine.  As a result, a guarantee will be required to be put in place for the full mine closure plan, to include progressive closure costs, final closure activities and post closure-activities.  The effective date for the new Mine Closing Law has not yet been confirmed by the Peruvian Government, but it is expected to be in effect in 2023.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1.2 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and September 17, 2022, respectively.

(c)    Other Commitments

As at December 31, 2021, the Company had capital commitments of $1.3 million and $5.2 million for civil work, equipment purchases and other services at the Lindero and San Jose Mines, respectively, which are expected to be expended within one year.

As of December 31, 2021, the Company had capital commitments of $71.8 million for the construction of the Séguéla Mine, with $66.4 million expected to be expended within one year.

The Company entered into an agreement with a service provider wherein the Company would be required to make an early termination payment, which is reduced monthly over 30 months, if the Company terminates the agreement, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at December 31, 2021 it would have been subject to an early termination payment of $7.8 million.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognised tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognised related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Peru

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at December 31, 2021, the Company has recorded the amount paid of $1.1 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 11).

(e)    SGM Royalty

In January 2020, the Company received notice from the Dirección General de Minas (“DGM”) seeking to cancel one of the Company’s mining concessions at the San Jose Mine in Oaxaca, Mexico if a disputed royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In early February 2020, the Company began legal proceedings (the “Amparo Proceedings”) to contest the initiation of the cancellation procedure taken by the DGM on the Company’s mining concession, if the royalty claimed by the Mexican Geological Service (the “SGM”) was not paid. Effective May 27, 2021, the DGM provided notice to the Company of the termination of the cancellation procedure, as it had determined that the required cause for the cancellation of the concession was not established. As a result the Company discontinued the Amparo Proceedings in the Collegiate Court in Mexico. Further, on advice received from Mexican counsel, the Company withdrew the administrative and legal proceedings that it had initiated in the Mexican Federal Administrative Court to remove reference to the royalty on the title register.

On October 7, 2021, the Company and the SGM entered into a settlement agreement, pursuant to which the Company paid to the SGM the amount of $9.6 million, plus value added tax (which is included in Other Expenses) to end any prior dispute, and agreed to pay to the SGM a three percent royalty on the billing value of minerals obtained from the concession from May 1, 2021 on an ongoing basis. The terms of the royalty are set out in a royalty agreement between the parties dated March 18, 2022. The remaining terms of the settlement are confidential and the Company has not admitted any liability.

(f)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

33.   SUBSEQUENT EVENTS

On January 28, 2022, the Company received a notice (the “Notice”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which advised that SEMARNAT has made a typographical error in the extension to the term of the environmental impact authorization (“EIA”) for the San Jose Mine, located in Oaxaca, Mexico.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

On December 17, 2021, SEMARNAT granted the Company a 12 year extension to the EIA for the San Jose Mine which expires in October 2033. However, the Notice states that SEMARNAT has made a typographical error in the EIA Extension and that the correct term is two years. The Company is of the view that the Notice was issued by the local office of SEMARNAT in error.

Fortuna’s Mexican subsidiary, Cuzcatlan is working with authorities to resolve this matter.  In addition, Minera Cuzcatlan has initiated legal proceedings to challenge and revoke said typographical error and to reconfirm the 12 year extension period granted by SEMARNAT in December 2021.

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